UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	54 employees
Assets Under Management (12/31/09)	$32.6 billion
US large cap equities *(limited capacity)*	$17.1 billion (Longleaf Partners Fund $8.0 billion)
US small cap equities *(closed)*	$2.5 billion (Longleaf Partners Small-Cap Fund $2.5 billion)
International equities	$2.9 billion (Longleaf Partners International Fund $2.2 billion)
Global equities	$10.1 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

2

Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
OfficeMax
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Research/Portfolio Management Team Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Josh Shores Memphis Ken Siazon Singapore/Tokyo Research Analysts/Fund Portfolio Managers Client Portfolio Managers Jim Barton Memphis Lee Harper Memphis Gwin Griesbeck Myerberg London Gary Wilson Memphis 4 Full biographies begin on page 15.

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 12% Growth of Corporate Intrinsic Value/Share Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

Risk Management Individual Investments Pay 60% of intrinsic value to ensure a wide margin of safety Own competitively advantaged companies Partner with high quality management Own financially sound companies Invest for the long-term (turnover averages 20%) Research team makes decisions Devil's Advocate role 10 Portfolio Construction Concentrate in 18-22 most qualified names for adequate diversification Manage portfolio exposure: Normal position size 5% with occasional overweights Stock ownership typically <15% 3 name limit in same industry Hold cash if no qualifying investments Comply with individual client guidelines Research team decides firm-wide changes Client portfolio managers monitor individual portfolios in real time Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk.

11 Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages

Longleaf Partners Fund Information 12 Portfolio Details at 12/31/09 IPO 4/8/87 Assets $8.0 billion # of Securities 19 2009 Expense ratio 0.91% 2009 Turnover 28% Wtd. market cap $24.7 billion Symbol LLPFX Net Asset Value $24.09 Top 10 Holdings at 12/31/09 DIRECTV 10.8% Chesapeake Energy 8.2% Dell 7.6% Walt Disney 6.8% Pioneer Natural Resources 5.2% Yum! Brands 5.0% Philips 4.8% NipponKoa 4.5% Liberty Media Interactive 4.4% Cemex 4.3%

Longleaf Partners Fund Performance

Periods ending 12/31/09, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**53.6%**	**-4.8%**	**67.7%**	**287.6%**	**623.9%**	**949.9%**
S&P 500	26.5%	2.1%	-9.1%	219.2%	384.3%	545.0%

Annualized Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**53.6%**	**-0.9%**	**5.3%**	**9.5%**	**10.4%**	**10.9 %**
S&P 500	26.5%	0.4%	-0.9%	8.0%	8.2%	8.5%

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Longleaf Partners Fund Performance

Yearly Performance, net of fees as of 12/31/09

Year	Net	S&P 500	Year	Net	S&P 500	Year	Net	S&P 500
1987*	-13.00%	-13.30%	1995	27.50%	37.60%	2003	34.80%	28.70%
1988	35.20%	16.60%	1996	21.00%	23.00%	2004	7.10%	10.90%
1989	23.30%	31.70%	1997	28.30%	33.40%	2005	3.60%	4.90%
1990	-16.40%	-3.10%	1998	14.30%	28.60%	2006	21.60%	15.80%
1991	39.20%	30.50%	1999	2.20%	21.00%	2007	-0.40%	5.50%
1992	20.50%	7.60%	2000	20.60%	-9.10%	2008	-50.60%	-37.00%
1993	22.20%	10.10%	2001	10.30%	-11.90%	2009	53.60%	26.50%
1994	9.00%	1.30%	2002	-8.30%	-22.10%			

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended December 31,2009 are as follows: LLPF, 53.6%,-0.9%, and 5.3%; S&P 500 Index,26.5%,0.4%, and -0.9%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Research Analysts/Fund Portfolio Managers 15

Appendix - Biographies Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Research Analysts/Fund Portfolio Managers Continued 16

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigburg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Gwin Griesbeck Myerberg **Associate**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Gwin Griesbeck Myerberg gmyerberg@llpf.com 18 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

Longleaf Partners Small-Cap Fund

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	54 employees
Assets Under Management (12/31/09)	$32.6 billion
US large cap equities *(limited capacity)*	$17.1 billion (Longleaf Partners Fund $8.0 billion)
US small cap equities *(closed)*	$2.5 billion (Longleaf Partners Small-Cap Fund $2.5 billion)
International equities	$2.9 billion (Longleaf Partners International Fund $2.2 billion)
Global equities	$10.1 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

2

Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
OfficeMax
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Research/Portfolio Management Team Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Josh Shores Memphis Ken Siazon Singapore/Tokyo Research Analysts/Fund Portfolio Managers Client Portfolio Managers Jim Barton Memphis Lee Harper Memphis Gwin Griesbeck Myerberg London Gary Wilson Memphis 4 Full biographies begin on page 15.

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 12% Growth of Corporate Intrinsic Value/Share Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

Risk Management Individual Investments Pay 60% of intrinsic value to ensure a wide margin of safety Own competitively advantaged companies Partner with high quality management Own financially sound companies Invest for the long-term (turnover averages 20%) Research team makes decisions Devil's Advocate role 10 Portfolio Construction Concentrate in 18-22 most qualified names for adequate diversification Manage portfolio exposure: Normal position size 5% with occasional overweights Stock ownership typically <15% 3 name limit in same industry Hold cash if no qualifying investments Comply with individual client guidelines Research team decides firm-wide changes Client portfolio managers monitor individual portfolios in real time Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk.

11 Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages

Longleaf Partners Small-Cap Fund Information 12 Portfolio Details at 12/31/09 IPO 2/21/89 Assets $2.5 billion # of Securities 20 2009 Expense ratio 0.95% 2009 Turnover 13.0% Wtd. market cap $3.3 billion Symbol LLSCX Net Asset Value $21.77 Top 10 Holdings at 12/31/09 tw Telecom 10.1% Fairfax Financial 9.1% Pioneer Natural Resources 7.7% Dillard's 6.7% Fair Isaac 6.2% Washington Post 5.9% Service Corp International 4.8% Wendy's/Arby's 4.7% Everest Re 4.6% Olympus 4.4%

Longleaf Partners Small-Cap Fund Performance

Periods ending 12/31/09, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**49.3%**	**16.7%**	**120.5%**	**417.1%**	**636.9%**
Russell 2000	27.2%	2.6%	41.3%	205.6%	441.7%

Annualized Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**49.3%**	**3.1%**	**8.2%**	**11.6%**	**10.1%**
Russell 2000	27.2%	0.5%	3.5%	7.7%	8.4%

This material should be preceded or accompanied by a Prospectus. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Longleaf Partners Small-Cap Fund Performance

Yearly Performance, net of fees

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.5%	10.6%	2000	12.8%	-3.0%
1990*	-30.1%	-19.5%	2001	5.5%	2.5%
1991*	26.3%	46.0%	2002	-3.7%	-20.5%
1992	6.9%	18.4%	2003	43.9%	47.3%
1993	19.8%	18.9%	2004	14.8%	18.3%
1994	3.7%	-1.8%	2005	10.8%	4.6%
1995	18.6%	28.5%	2006	22.3%	18.4%
1996	30.6%	16.5%	2007	2.8%	-1.6%
1997	29.0%	22.4%	2008	-43.9%	-33.8%
1998	12.7%	-2.6%	2009	49.3%	27.2%
1999	4.1%	21.3%			

 # Partial year, initial public offering on 2/21/89 – 12/31/89

**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Small-Cap Fund and its respective benchmark for the one, five, and ten year period ended December 31,2009 are as follows: Longleaf Partners Small-Cap Fund,49.3%, 3.1%, and 8.2%; Russell 2000 Index, 27.2%, 0.5%, and 3.5%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Research Analysts/Fund Portfolio Managers 15

Appendix - Biographies Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Research Analysts/Fund Portfolio Managers Continued 16

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigburg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Gwin Griesbeck Myerberg **Associate**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

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Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Gwin Griesbeck Myerberg gmyerberg@llpf.com 18 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

Longleaf Partners International Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	54 employees
Assets Under Management (12/31/09)	$32.6 billion
US large cap equities *(limited capacity)*	$17.1 billion (Longleaf Partners Fund $8.0 billion)
US small cap equities *(closed)*	$2.5 billion (Longleaf Partners Small-Cap Fund $2.5 billion)
International equities	$2.9 billion (Longleaf Partners International Fund $2.2 billion)
Global equities	$10.1 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
OfficeMax
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

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Research/Portfolio Management Team Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Josh Shores Memphis Ken Siazon Singapore/Tokyo Research Analysts/Fund Portfolio Managers Client Portfolio Managers Jim Barton Memphis Lee Harper Memphis Gwin Griesbeck Myerberg London Gary Wilson Memphis 4 Full biographies begin on page 15.

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 12% Growth of Corporate Intrinsic Value/Share Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

Risk Management Individual Investments Pay 60% of intrinsic value to ensure a wide margin of safety Own competitively advantaged companies Partner with high quality management Own financially sound companies Invest for the long-term (turnover averages 20%) Research team makes decisions Devil's Advocate role 10 Portfolio Construction Concentrate in 18-22 most qualified names for adequate diversification Manage portfolio exposure: Normal position size 5% with occasional overweights Stock ownership typically <15% 3 name limit in same industry Hold cash if no qualifying investments Comply with individual client guidelines Research team decides firm-wide changes Client portfolio managers monitor individual portfolios in real time Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk.

11 Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages

Longleaf Partners International Fund Information 12 Portfolio Details at 12/31/09 IPO 10/26/98 Assets $2.2 billion # of Securities 20 2009 Expense ratio 1.6% 2009 Turnover 20.2% Wtd. market cap $13.3 billion Symbol LLINX Net Asset Value $13.66 Top 10 Holdings at 12/31/09 Fairfax Financial Holdings 10.2% Accor 7.7% Cheung Kong 7.7% NipponKoa Insurance 7.5% ACS Actividades 6.9% Genting Berhad 6.2% Philips 4.8% Olympus 4.8% Cemex 4.8% Yum! Brands 4.8%

International Equity Performance

Longleaf Partners International Fund performance for periods ending 12/31/09, net of fees

	Cumulative Total Return				Annualized Return			
	1 year	5 years	10 years	IPO (10/26/98)	1 year	5 years	10 years	IPO (10/26/98)
LLIN	**23.2%**	**13.4%**	**105.4%**	**178.4%**	**23.2%**	**2.5%**	**7.5%**	**9.6%**
Inflation + 10%								
MSCI EAFE	31.8%	18.9%	12.4%	55.9%	31.8%	3.5%	1.2%	4.1%

The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index (EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Historic numbers include periods in which LLIN used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Current performance of LLIN may be higher or lower than the performance shown. Call 800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

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International Equity Performance

Longleaf Partners International Fund Yearly Performance, net of fees as of 9/30/09

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%
2009	23.2%	31.8%

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Longleaf Partners International Fund (LLIN) and its benchmark for the one, five, and ten year period ended December 31, 2009 are as follows: LLIN, 23.2%, 2.5%, 7.5%; EAFE, 31.8%, 3.5%, 1.2%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Historic numbers include periods in which LLIN used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Current performance of LLIN may be higher or lower than the performance shown. Call 800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

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Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Research Analysts/Fund Portfolio Managers 15

Appendix - Biographies Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Research Analysts/Fund Portfolio Managers Continued 16

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA — **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigburg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper — **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA — **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Gwin Griesbeck Myerberg — **Associate**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

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Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Gwin Griesbeck Myerberg gmyerberg@llpf.com 18 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

Quarterly Performance Supplement Required for Article Reprints
Rates of Return at 12-31-09

	Partners	S&P 500	Small-Cap	Russell	International	EAFE
	Fund	Index	Fund	2000 Index	Fund	Index
One Year	53.60%	26.46%	49.31%	27.17%	23.17%	31.78%
Five Years	-0.98%	0.42%	3.13%	0.51%	2.54%	3.54%
Ten Years	5.31%	-0.95%	8.23%	3.51%	7.46%	1.17%
Inception	10.90%	8.54%	10.05%	8.44%	9.59%	4.06%
Inception date	4/8/87		2/21/89		10/26/98
These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website, www.longleafpartners.com, for the most recent performance information or for a current copy of the Funds’ Prospectus, which should be read carefully before investing for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending in early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus.
Under SEC Rule 34b-1, this quarterly performance supplement must appear as the first item in any collection of articles containing performance data of the Longleaf Partners Funds.

FORTUNE
OCTOBER 12, 2009	EXCERPT

YOUR MONEY AT WORK
INVESTING
The Comeback Kids
The five mutual funds we picked to shine in 2009 have rebounded smartly, thanks mainly to resurgent value stocks. by mina kimes
even great fund managers have bad years. The five funds we highlighted as wise bets for the coming year in our 2009 Investor’s Guide (published in December) were led by managers with stellar long-term records who shared an affinity for value stocks—an unfortunate preference in 2008, when value favorites like financials and cyclicals were crushed. Since then, however, value funds have snapped back sharply, and Fortune’s selections were no exception: They returned an average of 45% from Dec. 1, 2008, through Sept. 8 of this year, vs. 28% for the S&P 500 index. Here’s a look at why they’re thriving.

Longleaf Partners llpfx MANAGERS: O. MASON HAWKINS (LEFT) AND G. STALEY CATES RETURN: 61.9%
Battered holdings like Dell, Chesapeake Energy, and Liberty Media soared, contributing this past spring to Longleaf’s best quarter in its 22-year history. The fund also reaped sizable gains from its huge investment in Sun Microsystems, which appreciated 130% while the hardware maker debated whether to sell itself. (Longleaf exited the stock when Oracle announced its bid.) While deep-value investors Mason Hawkins and Staley Cates wisely held on to many of their beaten-down stocks, they didn’t sit still: Longleaf sold its shares of Walgreen and eBay, both of which had rebounded nicely, and picked up a pair of insurance companies, Aon and Berkshire Hathaway. The managers wrote in their last quarterly report that they wanted to use their 12% cash stake to add new names, but also said they expected their current holdings, then trading 25% below their long-term valuation averages, to appreciate further. Wrote Hawkins and Cates: “If prices simply rose to our appraisals of intrinsic value, we would double our money.”

*	FROM DEC. 1, 2008. THROUGH SEPT. 8, 2009.
PRODUCED EXCLUSIVELY BY FORTUNE CUSTOM REPRINTS. ©2009 TIME INC. ALL RIGHTS RESERVED.
See over for important disclosures from Longleaf.

The following provided by Longleaf
Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five and ten year periods ended October 31, 2009 are as follows: Longleaf Partners Fund, 31.77%, -1.53%, and 4.13%; S&P 500 Index, 9.81%, 0.33% and -0.95%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending by June 30, 2010, the use of currency hedging as a routine investment strategy was ceased. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.